SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-14745

A.                                   Full title of plan: Sun Bancorp, Inc. 401(k) Plan

B.                                     Name of issuer of the service held pursuant to the plan and the address of its principal executive office:

Sun Bancorp, Inc.

155 North 15th Street

Lewisburg, PA  17837

(570) 523-4300

Page 1 of      Sequentially Number Pages

Index to Exhibits Found on Page 5

SUN BANCORP, INC. 401(k) PLAN

Table of Contents

Independent Auditors’ Report

Financial Statements:
Statements of Net Assets Available For Benefits
Statements of Changes in Net Assets Available For Benefits
Notes to Financial Statements

Supplemental Schedule
Schedule of Assets (Held at End of Year)
Schedule of Nonexempt Transactions

Required Information

Signature

Exhibits
Exhibit 23.1 – Consent of Kronick Kalada Berdy & Co., P.C.
Exhibit 23.2 – Consent of Beard Miller Company LLP

SUN BANCORP, INC. 401(K) PLAN

FINANCIAL REPORT

DECEMBER 31, 2002

SUN BANCORP, INC. 401(K) PLAN

TABLE OF CONTENTS

FINANCIAL STATEMENTS:

Independent Auditor’s Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTARY SCHEDULES:

Schedule of Assets (Held at End of Year)

Schedule of Nonexempt Transactions

INDEPENDENT AUDITOR’S REPORT

To the Administrative Committee
Sun Bancorp, Inc. 401(k) Plan
Lewisburg, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Sun Bancorp, Inc. 401(k) Plan (Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Sun Bancorp, Inc. 401(k) Plan as of and for the year ended December 31, 2001 were audited by other auditors whose report dated June 21, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

York, Pennsylvania
May, 28, 2003

SUN BANCORP, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
ASSETS

Investments:
Cash and money market funds	$982,376	$558,410
Mutual funds	2,987,102	3,564,145
Common stock	1,102,331	1,014,690
Participant loans	3,778	0

	5,075,587	5,137,245

Receivables:
Participants’ contributions	345	0
Employer’s contributions	316,138	327,387
Accrued interest and dividends	0	3,344

	316,483	330,731

Total Assets	5,392,070	5,467,976

LIABILITIES

Excess contributions	0	1,093

Net Assets Available for Benefits	$5,392,070	$5,466,883

See notes to financial statements.

SUN BANCORP, INC. 401(K) PLANS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2002	2001
INVESTMENT INCOME

Net depreciation in fair value of investments	$(410,114)	$(2,211)
Interest and dividends	91,940	109,754

	(318,174)	107,543

CONTRIBUTIONS

Participants	461,936	648,081
Employer	629,474	504,451

	1,091,410	1,152,532

BENEFITS PAID TO PARTICIPANTS	(848,049)	(1,020,956)

Net Increase (Decrease)	(74,813)	239,119

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	5,466,883	5,227,764

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$5,392,070	$5,466,883

See notes to financial statements.

Sun Bancorp, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of Plan

The following brief description of the Sun Bancorp, Inc. 401(k) Plan (Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1990, and amended, thereafter, several times.  The Plan is a contributory defined contribution plan covering substantially all employees of Sun Bancorp, Inc. and its wholly-owned subsidiary Sun Bank (collectively, “Sun”).  The plan contains two components, a 401(k) (salary deferral contributions) and an employer defined contribution.  All employees who are 18 years of age are eligible for the 401(k) component.  To become eligible for the employer defined component, an employee must complete one year of service and attain age 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan January 1st and July 1st coinciding with or next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

Contributions

There are three types of contributions that can be added to a participant’s account:  an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution.  Participants may contribute from 2% to 100% of  their annual pre-tax compensation by way of a salary deferral contribution (subject to the IRS maximum contribution limitations).  The employer contributes a discretionary matching contribution equal to 100% of the participant’s salary deferral contributions, up to a maximum of 5% of the participant’s compensation.  Each year, the employer at the sole discretion of the Board of Directors, determines the amount of the employer profit sharing contribution to be made from current and accumulated net income.  During 2002 and 2001, this amount was 5% of eligible wages.  Rollover contributions are permitted under the Plan.  The participants may direct their contributions into several different investment options.

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation or depreciation of Plan assets).  Allocations of employer profit sharing contributions are based on participants’ compensation, while allocations of Plan earnings are based on participants’ account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting in the participant’s employer contributions is based on years of continuous service as specified in the Plan document with accounts becoming 100% vested after three years of service.  The employee salary deferral contribution accounts are 100% vested at all times.

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their employer matching and profit sharing contribution accounts does not exceed $5,000.  If the account balances exceed $5,000, the assets may be held until the participant’s normal or early retirement date.  However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

There were distributions due participants in the amount of $-0- and $478,069 at December 31, 2002 and 2001, respectively.

Administrative Costs

The Plan Sponsor absorbs significant administrative costs of the Plan.

Forfeited Accounts

As of December 31, 2002 and 2001, forfeited employer contributions of non-vested accounts amounted to $-0- and $23,000, respectively.  Forfeitures of employer contributions of non-vested accounts are used to reduce the employer’s matching 401(k) contribution.  During the years ended December 31, 2002 and 2001, forfeitures applied against employer contributions amounted to $36,698 and $23,000, respectively.

Note 2 - Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

Investments in cash, money market funds and participant loans are stated at cost, which is fair value.  Mutual funds and common stock are stated at fair value by reference to quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Note 3 - Investments

The following table presents the fair value of investments.  Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2002	2001

At Cost :
Cash and Money market funds:
Federated Prime Obligations Fund	$979,833	$ **
Sun Bancorp, Inc. Money Market Fund	**	557,184
Other cash and money market funds	2,543	1,226

Participant loans	3,778	**

At Quoted Market Prices:
Mutual funds:
Federated Stock Trust Fund	887,359	1,047,576
Fidelity Contra Fund	**	738,561
Federated GNMA Trust Fund	535,379	404,808
Strong Common Stock Fund	**	388,281
Homestate Pennsylvania Growth Fund	**	354,386
Vanguard Growth and Income Fund	**	334,454
Federated Market Opportunity Fund	277,892	**
Federated Capital Appreciation Fund	575,625	**
Other mutual funds	710,847	296,079

Common stock
Sun Bancorp, Inc.	1,102,331	1,014,690

	$5,075,587	$5,137,245

During the years ended December 31, 2002 and 2001, the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated in value by ($410,114) and ($2,211), respectively.

The net appreciation (depreciation) in fair value of investments for each significant class of investments consists of the following for the years ended December 31:

	2002	2001

Common stock	$71,983	$166,755
Mutual funds	(482,097)	(168,966)

	$(410,114)	$(2,211)

**          Investment represents less than five percent of the Plan’s net assets

Note 4 - Plan Termination

Although it has not expressed any intent to do so, Sun has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan is operating under a prototype non-standardized cash or deferred profit sharing plan prepared by Retirement Plan Service of America.  The prototype plan obtained its latest determination letter on November 19, 2001 in which the Internal Revenue Service stated, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Although the plan has been amended since receiving the letter, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 - Related Party Transactions

The Plan invests in the common stock of Sun Bancorp, Inc., the plan sponsor, which qualifies as a party-in-interest transaction.

Note 7 - Parties-in-Interest Transactions

All transactions that may be considered parties-in-interest transactions relate to normal plan management, investment and administrative services, and the related payment of fees.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31:

	2002	2001

Net assets available for benefits per the financial statements	$5,392,070	$5,466,883
Amounts allocated to withdrawing participants	0	(478,069)

Net assets available for benefits per the Form 5500	$5,392,070	$4,988,814

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the years ended December 31:

	2002	2001

Benefits paid to participants per the financial statements	$848,049	$1,020,956
Amounts allocated to withdrawing participants at December 31, 2002 and 2001, respectively	0	478,069
Amounts allocated to withdrawing participants at December 31, 2001 and 2000, respectively	(478,069)	(266,585)

Benefits paid to participants per the Form 5500	$369,980	$1,232,440

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Sun Bancorp, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 4i

Employer Identification Number :  23-2600791

Plan Number :  001

(a)	Identity of issue (b)	Description of investment (c)	* * Cost (d)	Current Value (e)
			$	$
	Cash	Cash	N/A	2,543
	Emerald Growth Fund	Mutual Fund	N/A	241,936
*	Federated Stock Trust Fund	Mutual Fund	N/A	887,359
*	Federated Stock/Bond Fund	Mutual Fund	N/A	19,583
*	Federated Growth Fund	Mutual Fund	N/A	3,297
*	Federated Kaufman Fund	Mutual Fund	N/A	38,729
*	Federated Capital Appreciation Fund	Mutual Fund	N/A	575,625
*	Federated Market Opportunity Fund	Mutual Fund	N/A	277,892
*	Federated GNMA Fund	Mutual Fund	N/A	535,379
*	Federated Max-Cap Fund	Mutual Fund	N/A	19,876
*	Federated Mid Cap Index Fund	Mutual Fund	N/A	27,107
*	Federated Total Return Bond Fund	Mutual Fund	N/A	225,225
*	Federated Prime Obligations Fund	Money Market Fund	N/A	979,833
	Oppenheimer Global Fund	Mutual Fund	N/A	116,242
	Participant Loans	5.75%	0	3,778
*	Sun Bancorp Common Stock	Common Stock	N/A	1,102,331
	Turner Small Cap Fund	Mutual Fund	N/A	18,852

				5,075,587

*                                         Party-in-interest

* *                               Historical cost has not been presented since all investments are participant directed.

Sun Bancorp, Inc. 401(k) Plan

Schedule of Nonexempt Transactions

Form 5500 - Schedule G - Part III

Employer Identification Number :  23-2600791

Plan Number :  001

Identity of party involved (a)	Relationship to Plan (b)	Description of transactions (c)	Cost of Asset (h)	Current Value of Asset (i)	Net gain or (loss) on each transaction (j)
			$	$	$

Sun Bancorp, Inc.	Plan Sponsor	Loan to employer/plan sponsor in the form of late deposit of employee 401(k deferrals totaling $841)	841	0	10

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001 and the related Statements of Changes in Net Assets Available for Benefits the years then ended and the supplemental schedules for the year ended December 31, 2002, together with the Independent Auditors’ Report and Consent are attached and filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun Bancorp, Inc. 401(k) Plan

		By:	/s/ Mark A. Huffman
Administrator

Dated:	June 30, 2003

Exhibit Index

Exhibit No.

23.1	Consent of Kronick Kalada Berdy & Co., P.C.

23.2	Consent of Beard Miller Company LLP